บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910 / L.00064/2005

RECEIVED
2005 FEB 18 P 3:12
FICE OF [illegible] CORPORATE [illegible] [redacted]

05005915

Finance Department
Tel. 0-2537-4509

February 15, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

SUPPL

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on February 10, 2005. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,266,881,500.00 (Three thousand two hundred and sixty six million, eight hundred and eighty one thousand and five hundred Baht)
2. The Company's issued and paid-up shares are 653,376,300 (Six hundred and fifty three million, three hundred and seventy six thousand and three hundred shares), which are categorized as follows:

Ordinary Shares :	653,376,300	(Six hundred and fifty three million, three hundred and seventy six thousand and three hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

PROCESSED
FEB 22 2005
THOMSON FINANCIAL

Suwit Pitrchart
Senior Vice President, Business Development Division
Acting President

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